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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K




                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15B-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of February, 2003




                                ALTO PALERMO S.A.
             (Exact name of Registrant as specified in its charter)


                              REPUBLIC OF ARGENTINA
                 (Jurisdiction of incorporation or organization)

                          HIPOLITO YRIGOYEN 476, PISO 2
                             BUENOS AIRES, ARGENTINA
                    (Address of principal executive offices)


                         Form 20-F [X]     Form 40-F [ ]




                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                              Yes [ ]     No [X]






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                    ALTO PALERMO S.A. (APSA) (THE "COMPANY")

                               REPORT ON FORM 6-K

     Attached is the English translation of the results of the Bondholders meeting of the Class A and B Notes held on February 10, 2003 and filed by the Company with Bolsa de Comercio de Buenos Aires and the Comision Nacional de Valores.




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                  SYNTHESIS OF THE BONDHOLDERS MEETING CLASS A

                    IN A PRINCIPAL AMOUNT OF U$S 40,000,000.-

                            HELD ON FEBRUARY 10, 2003


FIRST POINT:

It was unanimously approved the designation of the representatives of the bondholders Banco de la Nacion Argentina and Banco Galicia Uruguay S.A. to approve and sign the minute of the meeting.-


SECOND POINT:

It was unanimously approved a waiver to the Company for a breach of the covenants of the section Certain Covenants, subsection Financial Ratios included in the pricing supplement of the Class A Notes dated January 15, 2001 for the period beginning on September 30, 2002 and ended on December 31, 2002.


                  SYNTHESIS OF THE BONDHOLDERS MEETING CLASS B

                    IN A PRINCIPAL AMOUNT OF U$S 80,000,000.-

                            HELD ON FEBRUARY 10, 2003

FIRST POINT:

It was unanimously approved the designation of the representatives of the bondholders Banco de la Nacion Argentina and Banco Galicia Uruguay S.A. to approve and sign the minute of the meeting.-

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SECOND POINT:

It was unanimously approved a waiver to the Company for a breach of the covenants of the section Certain Covenants, subsection Financial Ratios included in the pricing supplement of the Class B Notes dated January 15, 2001 for the period beginning on September 30, 2002 and ended on December 31, 2002.













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                                   SIGNATURES



Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

                                         ALTO PALERMO S.A. (APSA)


                                         By:
                                             ---------------------------------
                                             Name: Saul Zang
                                             Title: Director




Dated: February 11, 2003